SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 18, 2004

Commission File No. 1-14838

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosures:	A press release dated August 16, 2004 announcing that Rhodia closed the sale of its North American specialty phosphates business to Bain Capital and finalized its divestiture program announced in October 2003.

PRESS RELEASE

RHODIA CLOSES THE SALE OF ITS NORTH AMERICAN SPECIALTY PHOSPHATES BUSINESS TO BAIN CAPITAL AND FINALIZES THE DIVESTITURE PROGRAM ANNOUNCED IN OCTOBER 2003

Paris, August 16, 2004 — Rhodia announced today that it has closed the sale of its North American specialty phosphates business in accordance with the agreement signed on June 11th with Bain Capital.

Rhodia has therefore achieved a total of approximately 870 million euros from divestitures in 2004 at an average multiple of 10 times EBITDA. After closing adjustments, various fees and taxes, net proceeds from divestitures in 2004 will total approximately 760 million euros, substantially greater than the 700 million euro objective.

“The finalization of the divestiture program announced in October 2003 allows us to refocus Rhodia on a more limited portfolio of strategic businesses and reduce our debt” commented Jean-Pierre Clamadieu, CEO of Rhodia. “We can now focus our resources on managing these businesses and improving Rhodia’s overall performance to achieve our medium term objectives.”

This press release is available on Rhodia's corporate website at: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Bain Capital (www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with more than $20 billion in assets under management. The firm has strong experience in a variety of industries and with “carve-out” transactions in which non-core businesses or assets of corporations are purchased by private investors. Since its inception in 1984, the firm has made private equity investments and add-on acquisitions in over 225 companies around the world. A global team of investment professionals dedicated to industrial businesses have guided investments in a broadly diversified group of companies including NOVACAP, a leading manufacturer and distributor of chemicals acquired from Rhodia in January, 2003. Additional industrial investments include SigmaKalon, Brenntag and Süd-Dekor / Dakor. Headquartered in Boston, Bain Capital has offices in New York, London and Munich.

Contacts

Rhodia Press Relations
Europe: Beverley Miles	+33 1 55 38 40 25
North America: David Klucsik	+1 609-860-3616

Bain Capital Press Relations
Alex Stanton/Daniel Piels	+1 (212) 780-1900

Rhodia Investor Relations
Nicolas Nerot	+33 1 55 38 43 08

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2004	RHODIA

By: /s/ PIERRE PROT
Name: Pierre PROT
Title: Chief Financial Officer